May 1, 2017	News Release 17-14

SILVER STANDARD PROVIDES FIRST QUARTER 2017 CORPORATE EXPLORATION UPDATE

VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides an update on its exploration activities at its Marigold mine in Nevada, U.S. and Seabee Gold Operation in Saskatchewan, Canada, including selected drillhole results from the first quarter of 2017 and, previously unreleased results, from the fourth quarter of 2016.
Highlights:

▪	Highlighted drill results at the Marigold mine include:

▪	At the Mackay pit, drillhole MRA6434 intersected 1.09 g/t gold over 106.7 meters;

▪	At Valmy, drillhole MRA6368 intersected 0.57 g/t gold over 45.7 meters; and

▪	At Battle Cry, drillhole MRA6384 intersected 0.51 g/t gold over 91.4 meters.

▪	Highlighted drill results at the Seabee Gold Operation include:

▪	At Santoy 8A, drillhole SUG-17-902 intersected 21.89 g/t gold over 3.0 meters of true width;

▪	At Santoy Gap, drillhole SUG-17-015 intersected uncut grade of 1,004.74 g/t gold over 1.6 meters true width, including an intersected interval of 3,887.8 g/t gold over 0.4 meters true width; and

▪	At Santoy, on a new target Gap HW, drillhole JOY-16-749 intersected 8.20 g/t gold over 9.9 meters of true width.

Paul Benson, President and CEO said, “Our exploration programs at Marigold and Seabee continue to deliver positive results that demonstrate resource growth potential. We were pleased with the significant increase in Mineral Reserves at both operations at the end of 2016 and are confident that our exploration activities this year, supported by strong in-house expertise and expenditures of $5 million at each mine, will once again have a positive impact on our year-end Mineral Reserves. Brownfields exploration is a key aspect of our strategy to extend the life of our operations and create long term shareholder value.”

Marigold mine, U.S.

Exploration activities during the first quarter of 2017 focused on the conversion of Mineral Resources to Mineral Reserves in areas proximal to the 2016 Mineral Reserves. During the quarter we completed 10,255 meters of reverse circulation drilling in 44 drillholes on four targets in close proximity to the existing pits. The most notable results include drillhole MRA6434 located in the center of the Mackay pit, which intersected 1.09 g/t gold over 106.7 meters from 43 meters below surface, as shown in Figures 1 and 2. Further drilling will be conducted in these four target areas during the remainder of the year.

In the fourth quarter of 2016, we continued drilling on targets at Valmy and Battle Cry with the objective of increasing Mineral Resources. Results received in the first quarter of 2017 from this drill program have increased the mineralized volume laterally and at depth compared to our Mineral Resource model at both Valmy and Battle Cry.

At Valmy, the mineralized structural trend continues approximately 400 meters beyond the south-east corner of the historic mining. The best results include drillhole MRA6368, which intersected 0.57 g/t gold over 45.7 meters from 194 meters below surface, followed by drillhole MR6379, located 160 meters away, that intersected 0.5 g/t gold over 85.3 meters, as shown in Figure 3. Such results demonstrate the potential to increase and convert Mineral Resources at Valmy.

The Battle Cry area is located 400 meters south of the Basalt pit and represents a new area that contributed to 2016 Indicated Mineral Resources. The most notable result was from drillhole MRA6384, which intersected 0.51 g/t gold over 91.4 meters from 69 meters below surface. This drillhole is outside of our 2016 Mineral Resource model and demonstrates the potential to increase Mineral Resources for conversion to Mineral Reserves in this area.

The positive drill results received to date from this Marigold drill program warrant further drilling, which is currently underway. Table 1 lists selected drill results from the first quarter of 2017 and the fourth quarter of 2016, while Table 2 provides the collar coordinates and drillhole lengths.

Seabee Gold Operation, Canada

In the first quarter of 2017, we completed 16,267 meters of underground drilling and 11,394 meters of surface drilling in 42 and 24 drillholes, respectively, with the goals to discover, increase and convert Mineral Resources.

Our underground drill program for the first quarter of 2017 focused on three targets, including Santoy Gap, Santoy 8A vein and the new Santoy Gap Hanging Wall (“Gap HW”), with positive results at all three areas.

Drilling at Santoy Gap aims to increase or upgrade Inferred Mineral Resources, with the most notable result being drillhole SUG-17-015, which intersected an uncut grade of 1004.74 g/t gold over 1.6 meters true width, including 3,887.8 g/t gold over 0.4 meters true width. This drillhole is located in an area outside current Mineral Resources but is within 25 meters of existing mineralization. Six drillholes in this area have an average grade of 11.8 g/t gold over a true width of 2.3 meters.

At Santoy 8, drilling was focused on upgrading existing Mineral Resources at the Santoy 8A vein, with the most notable result from drillhole SUG-17-902, which intersected 21.89 g/t gold over 3.0 meters on the lower zone of Inferred Mineral Resources. Also on the Santoy 8A vein, we received results from drillhole JOY-16-751, which assayed 9.11 g/t gold over 9.5 meters. This drillhole is located between two areas of Inferred Mineral Resources and has the potential to re-establish continuity between these two zones.

At Gap HW, surface drilling designed to confirm the new target returned an assay of 8.20 g/t gold over 9.9 meters in hole JOY-16-749. Gap HW is mineralization that is associated with a dyke-like mass of granodiorite located almost 200 meters in the hangingwall of the Gap shear zone. If Mineral Resources are confirmed here, they would offer increased operational flexibility.

Further drilling at all three targets is underway to determine the continuity of the identified mineralization. The drill results from our first quarter underground program are shown on the longitudinal section in Figure 4. Table 3 lists highlighted drill results at the Seabee Gold Operation for the fourth quarter of 2016 and first quarter of 2017.

Surface exploration drilling in the first quarter focused on three areas including Porky Main, Carr and Herb, with positive results identified at the former two areas. At Porky Main, three drillholes have been completed to explore the down dip region up to 350 meters below the existing Mineral Resources. Results are still pending, but drillhole PKY-17-049 intersected quartz veining and arsenopyrite with visible gold. Drilling at the Carr target has defined a linear mineralized structure with alteration and mineralization similar to Santoy Gap. Thus far, nine holes have been completed with analytical results received for drillhole CAR-17-001, which intersected 3.09 g/t gold over 1.15 meters. Due to these encouraging results, additional exploration drilling has been planned for the first half of 2017 at both areas to define additional Inferred Mineral Resources.

At the Fisher project, where we hold an option, planning is underway for exploration activities in the second half of 2017. We have compiled available data and prioritized field targets, which will be used to select drill targets. Materials and equipment for the exploration camp, field activities and drilling at the Fisher project were delivered via ice roads during the first quarter of 2017.

Next Steps

At the Marigold mine, 2017 exploration objectives are to replace depleted Mineral Reserves through conversion of existing Mineral Resources and to discover new Mineral Resources. Conversion targets exist at the East Basalt, Battle Cry, Crossfire, and Hollow Point areas and within the Mackay pit.

At the Seabee Gold Operation, our underground 2017 exploration plan is for the completion of up to 60,000 meters of drilling to upgrade existing Mineral Resources and to discover additional Inferred Mineral Resources at Santoy Gap, Santoy 8 and the Seabee mine. At the Seabee mine, we have allocated approximately 30% of underground drilling for testing of targets to maximize Mineral Resource potential at the mine as we develop our longer term strategy for this historically productive area. Our surface drill programs at the Seabee Gold Operation are expected to complete approximately 28,500 meters on up to nine district targets.

Figure 1. Drillhole location plan map for the fourth quarter 2016 and first quarter 2017 exploration drill programs at the Marigold mine, Nevada, U.S.

Figure 2. Drill cross section along A-A’ highlighting the Mackay pit area at the Marigold mine, Nevada, U.S.

A
A'
W
E
March 2017 Pit Surface
Original Surface
EOY 2016 Mackay Reserve Pit
MRA6434
106.7 m at 1.09 g/t
Incl. 18.3 m at 4.10 g/t
EOY 2016 Resource Pit Shell
Results pending
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters

Figure 3. Drill cross section along B - B’ highlighting the Valmy area at the Marigold mine, Nevada, U.S.

B
B'
Current Surface
EOY 2016 Reserve Pit
EOY 2016 Resource Pit
MR6379
85.3 m at 0.5g/t
Incl. 7.6 m at 1.7 g/t
Incl. 4.6 m at 2.4 g/t
Incl. 3.0 m at 1.5 g/t
Not Included in EOY 2016 Mineral Resources
MRA6368
45.7 m at 0.6g/t
Incl. 3.0 m at 2.5 g/t
Incl. 3.0 m at 1.6 g/t
10.7 m at 0.4 g/t
Gold Grade (g/t)
< 0.06
0.06 – 0.6
0.6 – 1.0
> 1.0
75 meters
Proposed Drillholes
W
E

Figure 4. Longitudinal section for the fourth quarter 2016 and first quarter 2017 exploration drill program at Santoy mine complex, Seabee Gold Operation, Saskatchewan, Canada.

0 Elev.
-400 Elev.
-800 Elev.
3500 E
3900 E
4300 E
Santoy Gap (9A, 9B, 9C)
8A area
9.9m at 8.2g/t
(JOY-16-749)
Gap HW area
2.1m at 51.2g/t
3.0m at 21.9g/t
(SUG-17-902)
2.1m at 53.5g/t
5.8m at 21.0g/t
2.3m at 51.1g/t
8A area
1.6m at 20.8g/t
(SUG-17-015)
9.5m at 9.1g/t
(JOY-16-751)
Six drillholes over true width of 2.3 meters at an average grade of 11.8 g/t.
100 meters
Q4 2016 and Q1 2017 Santoy Gap and 8A area Infill Drillholes
Previously Reported Drillholes
Measured & Indicated Mineral Resources
Inferred Mineral Resources
Mined Areas

Table 1. Selected drillhole results from the fourth quarter 2016 and first quarter 2017 exploration drill programs at the Marigold mine, Nevada, U.S.

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
MRA6320	0.0	68.6	68.6	0.13	HideOut
	193.5	210.3	16.8	0.48
(including)	196.6	199.6	3.0	1.76
MR6336	74.7	94.5	19.8	2.49	Valmy
(including)	76.2	88.4	12.2	3.91
	100.6	170.7	70.1	1.30
(including)	105.2	111.3	6.1	1.48
(including)	117.3	129.5	12.2	4.01
(including)	135.6	141.7	6.1	3.24
(including)	146.3	149.4	3.0	1.14
	257.6	262.1	4.6	0.56
MR6343	149.4	152.4	3.0	1.13	Valmy
	169.2	173.7	4.6	0.75
	153.9	167.6	13.7	0.25
MR6345	111.3	115.8	4.6	0.47	Valmy
	158.5	184.4	25.9	0.20
	371.9	379.5	7.6	0.24
	118.9	137.2	18.3	0.43
MR6347	131.1	143.3	12.2	0.88	Valmy
(including)	134.1	138.7	4.6	2.12
	176.8	224.0	47.2	0.19
MR6348	164.6	182.9	18.3	0.13	Valmy
	221.0	253.0	32.0	0.23
MR6349	221.0	253.0	32.0	0.72	East Basalt
(including)	237.7	245.4	7.6	1.92
	285.0	338.3	53.3	0.87
(including)	285.0	289.6	4.6	4.69
(including)	294.1	298.7	4.6	1.13
(including)	315.5	320.0	4.6	1.16
MRA6350	83.8	91.4	7.6	0.69	East Basalt
(including)	86.9	89.9	3.0	1.42
	105.2	117.3	12.2	0.37
	249.9	272.8	22.9	0.26
	131.1	153.9	22.9	0.17
	253.0	275.8	22.9	0.61
(including)	263.7	268.2	4.6	2.15
	291.1	350.5	59.4	0.44
(including)	307.8	312.4	4.6	1.10
(including)	320.0	326.1	6.1	1.75
MR6352	123.4	128.0	4.6	0.52	Valmy

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
	105.2	118.9	13.7	0.58
(including)	114.3	117.3	3.0	1.16
	193.5	204.2	10.7	0.34
	204.2	217.9	13.7	1.08
	217.9	228.6	10.7	0.26
	263.7	298.7	35.1	1.67
(including)	265.2	278.9	13.7	2.45
(including)	288.0	297.2	9.1	2.09
	298.7	307.8	9.1	0.29
	307.8	338.3	30.5	0.34
(including)	312.4	317.0	4.6	1.06
MR6354	158.5	210.3	51.8	1.64	East Basalt
(including)	158.5	167.6	9.1	2.84
(including)	179.8	184.4	4.6	3.74
(including)	185.9	198.1	12.2	2.38
	117.3	144.8	27.4	0.60
(including)	120.4	129.5	9.1	1.22
	260.6	310.9	50.3	1.64
(including)	263.7	283.5	19.8	3.01
(including)	288.0	294.1	6.1	1.49
(including)	303.3	306.3	3.0	1.98
MR6358	0.0	33.5	33.5	0.10	Valmy
MR6360	109.7	131.1	21.3	0.64	Valmy
(including)	112.8	117.3	4.6	1.67
	147.8	163.1	15.2	0.19
MR6361	115.8	126.5	10.7	0.34	Mud Pit
MR6362	82.3	86.9	4.6	0.44	Mud Pit
MRA6363	19.8	27.4	7.6	0.35	Mud Pit
MRA6364	29.0	36.6	7.6	0.43	East Basalt
	108.2	134.1	25.9	0.57
(including)	111.3	114.3	3.0	1.17
(including)	131.1	134.1	3.0	1.80
	150.9	167.6	16.8	0.48
	184.4	192.0	7.6	0.99
(including)	184.4	187.5	3.0	2.21
	199.6	234.7	35.1	0.83
(including)	201.2	202.7	1.5	1.99
(including)	208.8	216.4	7.6	2.49
MR6365	21.3	33.5	12.2	0.91	East Basalt
(including)	22.9	29.0	6.1	1.60
	117.3	224.0	106.7	0.94
(including)	157.0	160.0	3.0	2.72
(including)	166.1	187.5	21.3	1.89

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
(including)	193.5	207.3	13.7	2.57
MR6366	135.6	141.7	6.1	0.98	Valmy
(including)	137.2	140.2	3.0	1.63
MR6367	141.7	149.4	7.6	0.33	Valmy
	158.5	219.5	61.0	0.79
(including)	166.1	172.2	6.1	1.24
(including)	175.3	181.4	6.1	2.99
(including)	195.1	201.2	6.1	1.71
	234.7	285.0	50.3	0.23
	289.6	306.3	16.8	0.22
MRA6368	193.5	239.3	45.7	0.57	Valmy
(including)	193.5	196.6	3.0	2.52
(including)	199.6	202.7	3.0	1.59
	249.9	260.6	10.7	0.41
MR6369	132.6	137.2	4.6	2.24	Valmy
(including)	132.6	135.6	3.0	3.28
MR6370	129.5	135.6	6.1	1.07	Valmy
	143.3	157.0	13.7	0.92
(including)	144.8	150.9	6.1	1.63
	167.6	199.6	32.0	0.67
(including)	167.6	172.2	4.6	2.20
	205.7	227.1	21.3	0.16
MR6371	118.9	163.1	44.2	0.36	Valmy
(including)	152.4	155.4	3.0	1.20
(including)	160.0	161.5	1.5	1.33
	170.7	187.5	16.8	0.69
(including)	173.7	175.3	1.5	1.57
(including)	178.3	181.4	3.0	1.63
MR6372	144.8	147.8	3.0	0.81	Valmy
(including)	144.8	146.3	1.5	1.44
	239.3	254.5	15.2	0.32
MR6373	83.8	93.0	9.1	1.10	Valmy
(including)	83.8	86.9	3.0	2.31
	108.2	114.3	6.1	0.32
MR6374	93.0	152.4	59.4	1.10	East Basalt
(including)	93.0	100.6	7.6	6.93
	163.1	222.5	59.4	0.84
(including)	170.7	189.0	18.3	1.89
MR6375	169.2	172.2	3.0	0.75	Valmy
	96.0	117.3	21.3	0.16
MR6378	112.8	117.3	4.6	1.10	East Basalt
(including)	112.8	114.3	1.5	2.84
	153.9	179.8	25.9	0.33

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
(including)	172.2	175.3	3.0	1.14
	184.4	198.1	13.7	0.25
	217.9	240.8	22.9	0.74
(including)	225.6	227.1	1.5	3.21
(including)	231.6	234.7	3.0	2.67
	259.1	275.8	16.8	0.40
(including)	265.2	266.7	1.5	1.94
MR6379	192.0	277.4	85.3	0.51	Valmy
(including)	201.2	208.8	7.6	1.72
(including)	248.4	253.0	4.6	2.43
(including)	266.7	269.7	3.0	1.47
MRA6380	67.1	96.0	29.0	0.17	Battle Cry
MRA6381	54.9	88.4	33.5	0.39	Battle Cry
(including)	73.2	76.2	3.0	1.20
MRA6382	36.6	65.5	29.0	0.36	Battle Cry
MRA6383	117.3	146.3	29.0	0.47	Battle Cry
(including)	117.3	118.9	1.5	1.24
(including)	126.5	129.5	3.0	1.60
	160.0	178.3	18.3	0.10
MRA6384	68.6	160.0	91.4	0.51	Battle Cry
(including)	96.0	99.1	3.0	1.21
(including)	105.2	112.8	7.6	2.01
(including)	138.7	140.2	1.5	1.59
MRA6385	57.9	70.1	12.2	0.32	Battle Cry
	97.5	114.3	16.8	0.44
	128.0	150.9	22.9	0.46
(including)	132.6	135.6	3.0	1.32
MRA6386	125.0	152.4	27.4	0.20	Crossfire
	202.7	221.0	18.3	0.13
MR6387	77.7	89.9	12.2	0.46	Crossfire
(including)	79.2	82.3	3.0	1.55
MRA6388	109.7	132.6	22.9	0.28	Battle Cry
	141.7	187.5	45.7	0.69
(including)	153.9	161.5	7.6	3.03
	208.8	234.7	25.9	0.13
MR6390	59.4	93.0	33.5	0.46	Crossfire
(including)	67.1	71.6	4.6	1.86
MR6391	204.2	269.7	65.5	0.73	Valmy
(including)	210.3	224.0	13.7	2.27
MR6393	19.8	33.5	13.7	0.18	Crossfire
	111.3	126.5	15.2	0.17
	161.5	179.8	18.3	0.50
(including)	164.6	167.6	3.0	1.15

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
MRA6396	0.0	6.1	6.1	0.40	Mackay Pit
	100.6	118.9	18.3	0.56
(including)	100.6	106.7	6.1	1.22
	158.5	195.1	36.6	0.50
(including)	179.8	181.4	1.5	1.33
(including)	192.0	195.1	3.0	1.15
MRA6397	0.0	4.6	4.6	0.45	Mackay Pit
	80.8	103.6	22.9	0.22
	164.6	216.4	51.8	0.63
(including)	167.6	172.2	4.6	0.86
(including)	181.4	184.4	3.0	1.08
(including)	208.8	213.4	4.6	1.87
	216.4	230.1	13.7	0.18
MRA6398	24.4	56.4	32.0	0.25	Mackay Pit
	134.1	149.4	15.2	0.14
	161.5	182.9	21.3	0.29
MRA6399	21.3	42.7	21.3	0.17	Mackay Pit
	51.8	76.2	24.4	0.17
	123.4	199.6	76.2	0.78
(including)	129.5	140.2	10.7	3.13
MRA6400	10.7	53.3	42.7	0.37	Mackay Pit
	135.6	152.4	16.8	0.48
	166.1	189.0	22.9	0.38
MRA6401	112.8	123.4	10.7	0.50	Mackay Pit
	137.2	153.9	16.8	0.40
	153.9	187.5	33.5	0.52
	195.1	210.3	15.2	0.45
MRA6404	18.3	57.9	39.6	0.51	Mackay Pit
(including)	24.4	30.5	6.1	1.04
(including)	44.2	47.2	3.0	1.34
MRA6405	19.8	51.8	32.0	0.40	Mackay Pit
(including)	25.9	27.4	1.5	1.24
(including)	30.5	35.1	4.6	1.16
	173.7	178.3	4.6	0.71
	178.3	185.9	7.6	0.48
(including)	184.4	185.9	1.5	1.20
	185.9	199.6	13.7	0.92
	199.6	211.8	12.2	0.55
	219.5	233.2	13.7	1.74
MRA6406	18.3	29.0	10.7	0.28	Mackay Pit
	38.1	62.5	24.4	0.20
	181.4	187.5	6.1	0.75
	207.3	221.0	13.7	0.27

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
MRA6407	164.6	193.5	29.0	0.69	Mackay Pit
(including)	170.7	176.8	6.1	1.43
(including)	189.0	192.0	3.0	1.39
MR6408	0.0	61.0	61.0	0.12	HideOut
	111.3	131.1	19.8	0.11
MRA6409	129.5	153.9	24.4	0.31	Mackay Pit
MRA6410	123.4	181.4	57.9	0.58	Mackay Pit
(including)	128.0	135.6	7.6	1.44
	205.7	228.6	22.9	0.21
	233.2	245.4	12.2	0.38
MRA6411	137.2	146.3	9.1	0.28	Mackay Pit
MRA6412	0.0	16.8	16.8	0.14	Mackay Pit
	150.9	172.2	21.3	0.31
	179.8	199.6	19.8	1.23
(including)	181.4	190.5	9.1	2.36
	214.9	222.5	7.6	0.34
MRA6413	158.5	193.5	35.1	0.36	Mackay Pit
	211.8	230.1	18.3	0.50
MRA6414	0.0	6.1	6.1	0.32	Mackay Pit
	160.0	178.3	18.3	0.39	Mackay Pit
MRA6415	0.0	22.9	22.9	0.22	Mackay Pit
	196.6	245.4	48.8	0.64
MRA6416	0.0	68.6	68.6	0.11	HideOut
MRA6418	0.0	64.0	64.0	0.09	HideOut
MRA6419	0.0	74.7	74.7	0.09	HideOut
	117.3	128.0	10.7	0.27
MR6420	0.0	27.4	27.4	0.08	HideOut
MRA6422	0.0	7.6	7.6	0.86	Mackay Pit
(including)	0.0	3.0	3.0	1.60
	13.7	22.9	9.1	0.64
(including)	15.2	18.3	3.0	1.31
MR6423	115.8	134.1	18.3	0.64	Mackay Pit
(including)	115.8	125.0	9.1	0.79
	134.1	199.6	65.5	0.28
MR6424	89.9	105.2	15.2	0.39	Mackay Pit
	118.9	125.0	6.1	0.32
	163.1	179.8	16.8	0.60
	179.8	185.9	6.1	0.53
MRA6425	50.3	59.4	9.1	1.01	Mackay Pit
(including)	50.3	54.9	4.6	1.89
	68.6	77.7	9.1	0.63
	108.2	128.0	19.8	0.64
(including)	109.7	120.4	10.7	0.98

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
MRA6426	27.4	36.6	9.1	0.31	Mackay Pit
	65.5	82.3	16.8	0.20
	86.9	111.3	24.4	0.95
(including)	88.4	93.0	4.6	1.55
(including)	97.5	105.2	7.6	1.45
MRA6428	64.0	76.2	12.2	2.34	Mackay Pit
(including)	65.5	71.6	6.1	4.28
	83.8	111.3	27.4	0.51
(including)	103.6	106.7	3.0	1.30
	144.8	152.4	7.6	0.24
(including)	152.4	155.4	3.0	1.59
	155.4	163.1	7.6	0.88
	163.1	176.8	13.7	0.91
(including)	163.1	167.6	4.6	1.23
	176.8	184.4	7.6	0.47
MRA6429	42.7	64.0	21.3	0.27	Mackay Pit
	70.1	89.9	19.8	0.64
(including)	70.1	76.2	6.1	1.12
(including)	82.3	85.3	3.0	1.05
	125.0	155.4	30.5	0.57
(including)	132.6	135.6	3.0	1.03
	138.7	146.3	7.6	0.97
	169.2	184.4	15.2	0.28
MRA6432	73.2	83.8	10.7	0.96	Mackay Pit
(including)	76.2	82.3	6.1	1.57
	100.6	108.2	7.6	0.79
(including)	102.1	106.7	4.6	1.23
	117.3	178.3	61.0	0.42
(including)	125.0	128.0	3.0	1.32
	178.3	198.1	19.8	0.29
MR6433	83.8	99.1	15.2	0.23	Mackay Pit
MRA6434	42.7	149.4	106.7	1.09	Mackay Pit
(including)	42.7	47.2	4.6	2.70
(including)	64.0	82.3	18.3	4.10
MR6435	274.3	285.0	10.7	1.22	North Red Dot
(including)	275.8	285.0	9.1	1.35
	317.0	419.1	102.1	0.56
(including)	323.1	326.1	3.0	3.13
(including)	365.8	379.5	13.7	2.31
MRA6436	45.7	144.8	99.1	1.08	Mackay Pit
(including)	45.7	67.1	21.3	4.20
MRA6437	45.7	117.3	71.6	1.76	Mackay Pit
(including)	47.2	73.2	25.9	4.19

Hole ID	From (meters)	To (meters)	Width (meters)	Gold Grade (g/ tonne)	Area
(including)	89.9	93.0	3.0	1.06
	141.7	149.4	7.6	0.25
MRA6438	19.8	27.4	7.6	0.57	Mackay Pit
(including)	21.3	24.4	3.0	1.03
	41.1	135.6	94.5	0.67
(including)	51.8	56.4	4.6	1.74
(including)	62.5	68.6	6.1	1.02
(including)	80.8	93.0	12.2	1.15
(including)	100.6	109.7	9.1	1.77
MR6439	3.0	112.8	109.7	0.62	Mackay Pit
(including)	24.4	33.5	9.1	2.94
(including)	56.4	67.1	10.7	1.83
MRA6441	50.3	65.5	15.2	0.18	Mackay Pit

Notes: Width in meters represents downhole intersected length, which may or may not be a true thickness of the mineralization. Drillholes presented in this table have thickness greater than six meters at 0.3 g/t gold. If drillholes are not listed, they do not have significant gold values. “Width” may not equal the difference between “To” and “From” due to rounding.

Table 2. Drillhole collars from the fourth quarter 2016 and first quarter 2017 exploration drill programs at the Marigold mine, Nevada, U.S.

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6320	4508879	485682	1592	85	-71	276	HideOut
MR6336	4504466	487046	1876	278	-89	306	Valmy
MR6343	4504531	487148	1860	197	-90	282	Valmy
MRA6344	4503859	485838	1841	270	-55	337	East Basalt
MR6345	4504559	487143	1857	299	-90	386	Valmy
MRA6346	4503829	485843	1840	270	-54	337	East Basalt
MR6347	4505051	487531	1829	201	-90	276	Valmy
MR6348	4505052	487503	1830	238	-90	276	Valmy
MRA6349	4503556	485880	1840	269	-55	383	East Basalt
MRA6350	4503584	485893	1845	272	-71	367	East Basalt
MRA6351	4503584	485893	1845	270	-55	367	East Basalt
MR6352	4504285	486991	1937	215	-89	276	Valmy
MRA6353	4503528	485860	1835	274	-56	352	East Basalt
MR6354	4503481	485876	1831	170	-89	276	East Basalt
MRA6355	4503481	485876	1831	275	-55	337	East Basalt
MR6356	4506215	486514	1678	254	-89	184	Valmy
MR6357	4506541	486621	1659	67	-90	184	Valmy
MR6358	4506415	486577	1691	358	-90	215	Valmy
MR6360	4504678	487116	1851	272	-90	276	Valmy

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MR6361	4506388	486866	1640	284	-89	154	Mud Pit
MR6362	4506512	486837	1639	240	-90	142	Mud Pit
MRA6363	4506541	486809	1639	269	-63	184	Mud Pit
MRA6364	4503464	485849	1832	272	-86	300	East Basalt
MR6365	4503469	485864	1831	133	-89	306	East Basalt
MR6366	4504374	486955	1914	250	-90	245	Valmy
MR6367	4504375	487107	1914	258	-90	306	Valmy
MRA6368	4504416	487139	1896	88	-65	306	Valmy
MR6369	4504401	486923	1915	180	-90	215	Valmy
MR6370	4504438	487140	1887	307	-90	306	Valmy
MR6371	4504558	487190	1860	99	-88	276	Valmy
MR6372	4504622	487157	1853	68	-89	276	Valmy
MR6373	4504648	487102	1849	248	-89	276	Valmy
MR6374	4503499	485903	1832	194	-90	276	East Basalt
MR6375	4504495	487178	1864	169	-88	245	Valmy
MR6376	4504471	486895	1906	163	-90	337	Valmy
MRA6377	4502578	485635	1859	92	-66	203	Battle Cry
MR6378	4503540	485962	1838	306	-89	276	East Basalt
MR6379	4504355	487319	1895	249	-90	337	Valmy
MRA6380	4502608	485623	1857	88	-60	169	Battle Cry
MRA6381	4502636	485602	1853	90	-61	197	Battle Cry
MRA6382	4502729	485608	1832	94	-61	178	Battle Cry
MRA6383	4502669	485482	1829	93	-69	251	Battle Cry
MRA6384	4502696	485491	1829	88	-61	160	Battle Cry
MRA6385	4502734	485500	1822	92	-61	215	Battle Cry
MRA6386	4505171	487647	1772	269	-46	245	Crossfire
MR6387	4505112	487629	1784	142	-89	215	Crossfire
MRA6388	4503188	485748	1799	91	-54	306	Battle Cry
MR6389	4505227	487465	1801	179	-90	215	Crossfire
MR6390	4505115	487671	1784	69	-90	245	Crossfire
MR6391	4504247	487394	1912	164	-90	306	Valmy
MRA6392	4502915	485560	1847	90	-62	190	Battle Cry
MR6393	4505228	487659	1777	64	-89	215	Crossfire
MR6394	4505288	487636	1773	21	-90	215	Crossfire
MR6395	4503037	485724	1857	317	-90	306	Battle Cry
MRA6396	4508920	485221	1538	90	-60	230	Mackay Pit
MRA6397	4508949	485254	1537	88	-53	230	Mackay Pit
MRA6398	4509131	485396	1527	89	-69	230	Mackay Pit
MRA6399	4509134	485397	1527	268	-70	230	Mackay Pit
MRA6400	4509162	485464	1526	268	-74	245	Mackay Pit
MRA6401	4509040	485435	1526	87	-80	215	Mackay Pit
MRA6402	4509040	485435	1526	88	-66	215	Mackay Pit
MRA6403	4509102	485308	1526	90	-70	230	Mackay Pit

HOLE ID	UTM-N (Nad27 Zone11)	UTM-E (Nad27 Zone11)	Elevation (masl)	Azimuth (deg.)	Dip (deg.)	Length (meters)	Area
MRA6404	4509103	485383	1526	90	-55	215	Mackay Pit
MRA6405	4509195	485426	1527	270	-69	245	Mackay Pit
MRA6406	4509190	485429	1527	87	-84	245	Mackay Pit
MRA6407	4509375	485429	1539	89	-78	229	Mackay Pit
MR6408	4508850	485686	1591	27	-90	261	HideOut
MRA6409	4509342	485486	1532	86	-68	245	Mackay Pit
MRA6410	4509376	485499	1537	88	-64	245	Mackay Pit
MRA6411	4509376	485499	1537	88	-50	276	Mackay Pit
MRA6412	4509407	485475	1539	88	-73	230	Mackay Pit
MRA6413	4509438	485517	1543	274	-83	230	Mackay Pit
MRA6414	4509407	485578	1524	86	-73	230	Mackay Pit
MRA6415	4509195	485350	1529	271	-64	245	Mackay Pit
MRA6416	4508888	485687	1592	278	-68	245	HideOut
MRA6417	4508888	485686	1592	274	-51	276	HideOut
MRA6418	4508849	485686	1591	275	-71	261	HideOut
MRA6419	4508850	485685	1591	274	-51	276	HideOut
MR6420	4508766	485630	1560	329	-90	215	HideOut
MRA6422	4507120	485307	1455	89	-84	123	Mackay Pit
MR6423	4506995	485213	1491	27	-89	200	Mackay Pit
MR6424	4507028	485199	1495	316	-90	186	Mackay Pit
MRA6425	4507028	485200	1494	84	-71	169	Mackay Pit
MRA6426	4507151	485225	1508	84	-45	200	Mackay Pit
MRA6427	4508766	485631	1561	90	-55	230	HideOut
MRA6428	4507092	485207	1501	88	-79	184	Mackay Pit
MRA6429	4507120	485216	1504	86	-73	184	Mackay Pit
MR6430	4508279	484847	1570	14	-89	329	North Red Dot
MRA6432	4507151	485223	1508	84	-79	215	Mackay Pit
MR6433	4507210	485250	1514	65	-89	197	Mackay Pit
MRA6434	4507244	485269	1519	89	-44	209	Mackay Pit
MR6435	4508005	484779	1590	17	-89	428	North Red Dot
MRA6436	4507274	485289	1523	88	-44	215	Mackay Pit
MRA6437	4507300	485306	1525	91	-54	212	Mackay Pit
MRA6438	4507335	485340	1529	90	-54	215	Mackay Pit
MR6439	4507354	485356	1530	4	-89	190	Mackay Pit
MR6440	4508095	484828	1578	77	-88	373	North Red Dot
MRA6441	4507301	485431	1539	91	-71	200	Mackay Pit

Notes: This table reports all the drillholes completed during the fourth quarter of 2016 and first quarter of 2017. The numerical gaps in the drillhole sequence result from drillholes reported previously or drillholes expected to be drilled in 2017.

Table 3. Selected drillhole results from the fourth quarter 2016 and first quarter 2017 exploration drill programs at the Seabee Gold Operation, Saskatchewan, Canada.

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
SUG-16-065	118.3	120.3	3835.5	5006.9	-459.7	1.50	1.9	9C
SUG-16-066	118.3	121.3	3827.4	5014.4	-471.0	1.30	2.8	9C
SUG-16-067	135.7	138.4	3866.8	4990.0	-442.3	13.26	2.3	9C
SUG-16-068	121.9	126.5	3843.3	5015.7	-469.4	1.59	4.2	9C
SUG-16-069	126.8	131.5	3823.3	5035.1	-496.1	5.18	4.1	9C
SUG-16-070	152.6	159.7	3898.3	4992.5	-441.4	4.98	5.5	9C
SUG-16-071	128.3	133.6	3858.2	5014.8	-466.9	17.47	4.7	9C
SUG-16-072	129.9	137.0	3844.8	5029.6	-489.1	18.22	6.1	9C
SUG-16-073	137.4	141.0	3817.9	5054.9	-514.3	12.31	2.8	9C
SUG-16-074	151.6	156.8	3896.4	5010.2	-460.7	0.65	3.9	9C
SUG-16-075	128.6	136.6	3837.0	5033.7	-473.4	14.49	6.9	9C
SUG-16-076	177.6	186.0	3927.1	5020.4	-476.7	0.26	5.9	9A
SUG-16-077	162.0	165.5	3900.0	5032.5	-487.4	0.94	2.5	9C
SUG-16-078	162.5	167.4	3869.5	5043.5	-524.3	0.16	3.9	9A
SUG-16-079	158.5	160.1	3692.9	5051.8	-512.9	5.29	1.1	9B
SUG-16-080	150.8	154.3	3731.3	5060.6	-527.3	2.56	2.5	9A
SUG-16-081	182.5	183.1	3657.5	5039.8	-514.1	1.33	0.4	9A
SUG-16-082	155.0	161.0	3684.6	5039.6	-504.0	1.75	4.0	9B
SUG-16-083	137.5	145.5	3735.3	5057.3	-516.4	20.99	5.8	9C
SUG-16-085	184.1	188.3	3621.9	5007.7	-451.8	0.01	2.1	9C
SUG-16-086	172.1	174.4	3642.4	5023.2	-473.7	2.71	1.3	9C
SUG-16-087	144.5	150.1	3752.6	5062.6	-527.6	1.31	4.0	9C
SUG-16-088	150.7	155.1	3710.6	5050.1	-517.2	0.64	3.0	9B
SUG-16-089	263.5	271.5	3568.2	4918.5	-369.1	10.09	2.8	9C
SUG-16-090	146.9	150.0	3679.1	4991.3	-445.7	51.17	2.1	9B
SUG-16-091	135.3	140.5	3687.9	4991.2	-430.4	4.83	5.2	9C
SUG-16-092	182.5	189.8	3637.0	4964.8	-415.5	3.66	4.0	9C
SUG-16-093	116.8	122.4	3752.8	5034.4	-489.9	10.24	5.0	9C
SUG-16-094	121.1	128.2	3734.2	5024.1	-484.6	0.65	6.1	9C
SUG-16-095	126.0	128.6	3764.9	5047.8	-505.5	4.81	2.1	9C
SUG-16-096	110.8	117.1	3767.8	5024.7	-481.2	4.36	5.9	9C
SUG-16-097	129.4	134.3	3788.0	5047.7	-510.4	12.67	4.1	9B
SUG-16-098	203.5	208.3	3821.0	5095.0	-587.1	2.03	3.1	9A
JOY-16-749	338.7	350.0	4185.1	5211.0	-341.1	8.20	9.9	GHW
JOY-16-751	601.2	608.8	4260.3	5240.6	-570.4	9.11	9.5	8A
SUG-16-918	573.5	581.5	4178.8	5256.8	-616.2	13.09	2.9	8A
SUG-16-919	361.0	365.6	4314.3	5150.7	-457.7	92.20	2.6	8A
SUG-16-920	351.3	356.5	4325.1	5145.7	-450.8	38.43	3.2	8A
SUG-16-922	331.5	335.1	4679.6	5153.5	-450.8	14.93	1.9	8A

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
SUG-16-923	412.0	422.5	4252.1	5147.5	-476.3	4.75	4.3	8A
SUG-16-924	318.3	321.4	4335.6	5087.3	-405.9	2.95	1.9	8A
SUG-16-925	354.5	364.1	4291.2	5100.0	-427.1	11.74	4.7	8A
SUG-16-926	351.0	359.5	4283.2	5061.6	-400.6	0.08	5.3	8A
SUG-16-927	267.9	271.0	4401.2	5093.8	-390.0	0.77	2.1	8A
SUG-16-928	384.0	387.0	4256.8	5070.5	-422.3	0.01	1.5	8A
SUG-16-929	262.8	265.2	4436.5	5114.9	-405.0	0.14	1.5	8A
SUG-16-930	274.6	275.4	4389.1	5074.6	-383.4	0.10	0.6	8A
SUG-16-931	270.6	275.3	4420.8	5104.2	-406.9	0.07	3.6	8A
SUG-16-932	282.7	284.1	4342.8	5030.4	-332.9	0.01	0.9	8A
SUG-16-934	270.5	275.6	4365.3	5029.8	-336.2	0.45	3.7	8A
SUG-16-935	239.6	240.8	4423.2	5043.9	-341.7	11.47	0.9	8A
SUG-16-936	333.0	334.6	4320.1	4955.9	-319.7	3.46	1.2	9A
SUG-16-937	220.2	223.3	4445.1	5030.4	-317.9	0.02	2.7	8A
SUG-16-938	266.5	268.4	4391.4	4962.3	-272.4	0.04	1.5	8A
SUG-16-939	217.5	218.6	4447.1	4991.9	-268.6	0.06	0.9	8A
SUG-16-940	238.3	243.6	4619.8	5086.0	-369.5	0.18	4.7	8A
SUG-16-941	263.5	265.6	4561.6	5132.4	-422.0	0.05	1.4	8A
SUG-16-942	266.5	269.9	4683.2	5097.4	-369.4	7.65	2.4	8A
SUG-16-943	254.4	259.5	4620.1	5112.4	-397.2	0.24	3.8	8A
SUG-16-944	294.1	308.4	4709.9	5121.1	-401.5	5.34	9.1	8A
SUG-17-001	233.2	237.0	3834.9	5105.8	-493.0	53.51	2.1	9A
SUG-17-002	221.1	227.9	3844.6	5099.0	-600.9	0.34	4.3	9A
SUG-17-003	265.6	266.0	3912.1	5139.9	-613.2	1.07	0.2	9A
SUG-17-004	238.9	239.9	3844.5	5115.1	-614.9	75.00	0.6	9A
SUG-17-005	254.0	267.5	3855.7	5135.8	-631.2	5.66	6.7	9A
SUG-17-006	214.6	217.5	3800.2	5100.8	-598.9	0.04	1.8	9C
SUG-17-007	257.6	263.5	3773.4	5151.6	-636.8	10.04	2.5	9A
SUG-17-008	273.1	287.7	3750.9	5178.2	-643.3	20.65	2.0	9C
SUG-17-009	198.6	209.4	3778.0	5087.6	-587.4	0.12	7.4	9A
SUG-17-010	278.6	284.6	3701.1	5157.1	-644.5	51.16	2.3	9B
SUG-17-011	431.9	434.0	3614.5	5251.6	-747.7	0.01	0.6	9C
SUG-17-012	309.2	314.7	3634.2	5163.2	-647.8	0.75	1.7	9C
SUG-17-013	250.5	254.5	3684.2	5136.6	-611.2	0.07	1.6	9B
SUG-17-014	224.1	228.6	3703.8	5123.0	-593.2	0.29	2.1	9B
SUG-17-015	235.2	238.3	3716.5	5115.6	-609.6	20.79	1.6	9A
SUG-17-016	330.6	333.2	3661.7	5186.9	-676.8	0.65	0.8	9C
SUG-17-017	221.5	231.6	3726.7	5125.2	-600.2	11.54	4.9	9B
SUG-17-018	221.1	221.8	3757.3	5123.7	-601.1	7.63	0.4	9B
SUG-17-900	298.0	306.1	4694.1	5137.3	415.5	5.08	6.2	8A
SUG-17-901	292.5	297.7	4634.1	5136.4	-436.0	4.13	3.4	8AFW
SUG-17-902	320.4	325.5	4604.9	5157.2	-475.5	21.89	3.0	8AFW
SUG-17-903	272.5	280.9	4659.2	5123.8	-403.4	4.08	5.4	8A

Hole ID	From (meters)	To (meters)	Mine E (midpoint)[1]	Mine N (midpoint)[1]	Elevation (midpoint)[1]	Gold (g/t)[2]	True Width (meters)	Zone
SUG-17-904	355.1	358.0	4667.9	5169.2	-490.6	6.40	1.6	8AFW
SUG-17-905	337.0	346.4	4616.5	5192.8	-491.1	0.75	6.5	8A
SUG-17-906	428.5	433.3	4730.3	5267.6	-530.2	11.42	2.4	8A

1 Midpoints of the intercept determined where mineralized structure intersected.
2 Gold values cut to 75 g/t.

Sampling and Analytical Procedures

All drill samples in respect of the Marigold mine drilling program were sent for processing and analysis to the offices of American Assay Laboratories, Inc. (“AAL”) in Sparks, Nevada which is an ISO 17025 accredited laboratory independent from Silver Standard. Fire assay was completed on a 30-gram sample (AAL method code FA-PB30-ICP) with an Inductively Coupled Plasma (“ICP”) finish after a two acid digestion. Samples with assay results greater than 10 g/t gold were fire assayed on a 30-gram sample (AAL method code Grav Au30) with a gravimetric finish. We employ a rigorous Quality Assurance/Quality Control (“QA/QC”) program, which includes real-time assay quality monitoring through the regular insertion of blanks, duplicates, and certified reference material, as well as reviewing laboratory-provided QA/QC data.

All drill samples in respect of the Seabee Gold Operation drilling program were assayed by our onsite non-accredited assay laboratory, which is not independent from Silver Standard. Duplicate check assays were conducted at site as well as at TSL Laboratories Inc. in Saskatoon, Saskatchewan, which is independent from Silver Standard. Results of the spot checks were consistent with those reported. Sampling interval was established by minimum or maximum sampling lengths and geological and/or structural criteria. Two hundred gram samples were pulverized until greater than 80 percent passes through 150 mesh screen. Thirty-gram pulp samples were then analyzed for gold by fire assay with gravimetric finish (0.01 grams per tonne detection limit).

Qualified Persons
The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by James N. Carver, SME Registered Member and a Qualified Person under National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this news release relating to the Seabee Gold Operation has been reviewed and approved by Jeffrey Kulas, P. Geo., a Qualified Person under NI 43-101. Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with three wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S., the Seabee Gold Operation in Saskatchewan, Canada and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and a portfolio of exploration properties in North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”) concerning the anticipated developments in our operations in future periods, and other events or conditions that may occur or exist in the future. All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: our ability to discover and increase Mineral Resources and convert Mineral Resources to Mineral Reserves at the Marigold mine and the Seabee Gold Operation; our ability to extend the life of and increase operational flexibility at the Marigold mine and Seabee Gold Operation; future production of gold, silver and other metals; estimated production rates for gold, silver and other metals produced by us; ongoing or future development plans and capital replacement, improvement or remediation programs; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine and the Seabee Gold Operation; our ability to replace Mineral Reserves; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission ("SEC").

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management currently considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Seabee Gold Operation. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.